Exhibit 99.1

Ballard Receives Follow-on Orders for 15 Fuel Cell Modules from Wrightbus to Power U.K. Buses

  Underscores growing momentum in Europe's fuel cell bus

VANCOUVER, BC, June 18, 2020 /CNW/ - Ballard Power Systems (NASDAQ: BLDP) (TSX: BLDP) today announced that it has received follow-on purchase orders for 15 of its 85-kilowatt heavy-duty FCveloCity®-HD fuel cell modules from Wrightbus (www.wrightsgroup.com), a leading bus OEM and Ballard partner headquartered in Northern Ireland, to power Fuel Cell Electric Buses, or FCEBs, planned for deployment in the U.K. Wrightbus was recently re-capitalized by Bamford Bus Company ("Bamford"), after having gone into administration last year.

Including the 15 modules announced today, Ballard currently has orders in-hand from Wrightbus for a total of 50 modules to power FCEBs in the U.K., 35 of which were previously announced in 2019. Of those 35 modules, 20 are to power buses planned for deployment in London and 15 are for buses planned for deployment in Aberdeen. Ballard expects to ship all 50 modules in 2020.

Earlier this year the U.K. Government's Department for Transport (DfT) announced a 5-year, £5 billion (US$6.4 billion) plan to enhance bus and bicycle infrastructure in the country, together with deployment of at least 4,000 zero-emission buses, with further details expected in a National Bus Strategy to be published later in 2020. The case for using sustainably produced hydrogen in transportation to further the U.K.'s climate and air quality objectives is presented in a June 2020 report from The Centre for Policy Studies, titled "Driving Change: How hydrogen can fuel a transport revolution", available for download here.

Jo Bamford, Owner of Wrightbus said, "Cities around the world are seeing massive reductions in air pollution as many vehicles have been kept off the road during the pandemic. However, the reality is that if we just go back to how public transport has traditionally been run, levels of pollution will quickly rise again to the same levels as before the crisis. We have an opportunity, working with Ballard's leading-edge technology, to build hydrogen powered buses that will make a huge difference to air quality, as well as generating U.K. jobs. Therefore, our organization is strongly encouraging DfT to provide funding support for the deployment of 3,000 Fuel Cell Electric Buses, as part of the U.K.'s National Bus Strategy."

Ballard, Wrightbus and Ryse Hydrogen – also a Bamford-owned business – are founding members of the H2Bus Consortium, announced in June 2019 and focused on deployment of at least 1,000 zero-emission Fuel Cell Electric Buses and related infrastructure in European cities at commercially competitive rates. Ryse Hydrogen's is working toward the creation of a green hydrogen ecosystem for the production, distribution and dispensing of clean hydrogen fuel.

Randy MacEwen, Ballard CEO noted, "We are proud to be working with Wrightbus, a leading industry champion for Fuel Cell Electric Buses on U.K. roads. These buses will meet a number of important requirements – including extended range and rapid refueling – in addition to being highly beneficial from an environmental perspective. The bold plan from the U.K.'s Department for Transport represents a significant leading edge of the anticipated rapid growth in zero-emission fuel cell-powered buses as we move forward in Europe."

In the broader European context, the European Commission has introduced "A European Green Deal", striving to become the first climate-neutral continent with no net emissions of greenhouse gases, by 2050. In addition, the European Commission's Clean Vehicle Directive (CVD) is expected to be an important driver behind the adoption of zero-emission buses across the entire continent. The CVD sets minimum targets for zero-emission buses, varying for each EU member within the following ranges:

  24%-to-45% of bus purchases in the 2021-25 timeframe should be clean vehicles; and
  33%-to-65% of bus purchases in the 2026-30 timeframe should be clean vehicles.

In addition, 50% of the minimum CVD target for each country must be fulfilled by procuring zero-emission buses, including Fuel Cell Electric Buses, defined as a vehicle emitting less than 1g CO2/kWh or less than 1g CO2/km.

Ballard currently has orders in-hand from multiple bus OEMs – including Wrightbus – for a total of 127 fuel cell modules to power FCEBs in at least 7 cities in the U.K., Germany, Italy and the Netherlands, all under the Joint Initiative For Hydrogen Vehicles Across Europe (JIVE) program funded by FCH-JU.

About Ballard Power Systems
Ballard Power Systems' (NASDAQ: BLDP; TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. Ballard zero-emission PEM fuel cells are enabling electrification of mobility, including buses, commercial trucks, trains, marine vessels, passenger cars, forklift trucks and UAVs. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning anticipated product performance and other characteristics, product deliveries and deployments. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities. The Ballard Common Shares have not been registered under the United States Securities Act of 1933, as amended, or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

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SOURCE Ballard Power Systems Inc.

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For further information: Guy McAree, +1.604.412.7919, media@ballard.com or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 01:00e 18-JUN-20